Exhibit 6.32

SEVERANCE AGREEMENT

THIS SEVERANCE AGREEMENT (this “Agreement”) is made effective as of the 1st day January 2014, by and between THE LYONS NATIONAL BANK, a federally chartered banking organization (the “Company”) with its principal offices located at 35 William Street, Lyons, New York 14489, LYONS BANCORP INC., a New York business corporation (the “Holding Company”) with its principal offices located at 35 William Street, Lyons, New York 14489, and Phillip M. McCann, an individual residing at 4818 Austin Road, Elbridge, NY 13060 (the “Executive”).

WHEREAS, Executive has been, and is currently, employed by the Company in a critical managerial position with the Company; and

WHEREAS, Executive is currently employed by the Company on an at-will basis; and

WHEREAS, Executive, the Company and the Holding Company, after considering the continued availability of the Executive’s services, management skills and business experience, each believe it to be in their respective best interests to provide the Executive with certain severance protections.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the Company and Executive agree as follows:

1.           Employment and Termination of Employment. The Executive shall at all times be considered an employee-at-will and, therefore, the Company or the Executive may terminate the employment relationship at any time, with or without cause, with or without notice. Upon termination of employment by the Company or by the Executive, Executive shall immediately resign from any position he may then hold on the Board of Directors of the Company or Holding Company or any office he may then hold with the Company or Holding Company. Resignation from the Board of Directors or as an officer shall be deemed effective immediately upon the termination of Executive’s employment with the Company, without the requirement that a written resignation be delivered.

2.           Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, and all data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive’s employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information or data to anyone other than the Company and those designated by it.

3.           Severance Payment. Upon one of the “Severance Events” (as hereinafter defined) contained in paragraph 4 of this Agreement, the Company shall make a one time lump sum payment to the Executive in the amount of one and one-half (1 ½) times the higher of (a) the Executive’s annual base salary immediately preceding said Severance Event, or (b) the Executive’s annual base salary immediately preceding a Change in Control (the “Severance Payment”).

4.           Severance Events.

A.     Upon a “Change in Control” (as hereinafter defined), and the occurrence of one of the following events, the Severance Payment shall be distributed to Executive:

(1)         The Company terminates the Executive without “Cause” (as hereinafter defined) within six (6) months prior to, or within eighteen (18) months after, said Change in Control; or

(2)         The Executive, who has “executive officer” status, as such term is defined in Regulation O (12 CFR 215.2(e)(1)), upon a Change in Control, loses said “executive officer” status within six (6) months prior to, or within eighteen (18) months after, the Change in Control and then voluntarily resigns from the Company within said eighteen (18) month period.

(3)         The Executive’s base salary is decreased by any amount within six (6) months prior to, or within eighteen (18) months after, a Change in Control and the Executive voluntarily resigns within said eighteen (18) month period.

Each of the above-described events in paragraphs 4.A.(1), (2), and (3) shall each be a “Severance Event”.

B.     The term “Change in Control” shall include a “change in the ownership” of the Holding Company, a “change in the effective control” of the Holding Company, or a “change in the ownership of a substantial portion of the assets” of the Holding Company, as each term is defined hereafter.

(1)         For purposes of this Agreement, a “change in the ownership” of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of the Holding Company, that together with stock held by such person or group of persons, constitutes more than fifty percent (50%) of the total fair market value or fifty percent (50%) of the total voting power of the stock of the Holding Company.

(2)         For purposes of this Agreement, a “change in the effective control” of the Holding Company occurs only on the date that either: (1) any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Holding Company possessing thirty percent (30%) or more of the total voting power of the stock of the Holding Company; or (2) a majority of members of the Holding Company’s Board of Directors is replaced during a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election.

(3)         For purposes of this Agreement, a “change in the ownership of a substantial portion of the assets” of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Holding Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all assets of the Holding Company immediately prior to such acquisition or acquisitions. For purposes of this paragraph, gross fair market value means the value of the assets of the Holding Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

C.      “Cause” shall mean:

(1)         Executive’s repeated violation of his obligations of employment (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive’s part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and/or the Company specifying such violations. In establishing a termination for cause under this subparagraph (1), it shall be incumbent upon the Holding Company or the Company to establish that the conduct constituted either (a) a violation of a written policy (including but not limited to a violation of paragraph 2, Confidential Information, of this Agreement) or (b) a violation of a prior oral or written communication to the Executive regarding the Executive’s conduct or duties; or

(2)         the conviction of the Executive of a felony.

D.     The Severance Payment shall be distributed to the Executive on the first day of the month following the Severance Event.

5.           Gross Up for Tax Treatment.    The Company and the Holding Company agree that if:

A.           because of the operation of any of the provisions of this Agreement, the Severance Payment to be made to Executive hereunder is deemed an “excess parachute payment” under the Internal Revenue Code of 1986, as amended, and

B.           Executive is obligated to pay an excise tax associated with such excess parachute payment, then the Company shall reimburse the Executive in full for both (i) the amount of any such excise tax owed upon such excise parachute payments and (ii) any excise or ordinary income taxes owed in connection with the payment of the amount described in the preceding clause (i).

6.            Failure, Delay or Waiver. No course of action or failure to act by the Company, the Holding Company or the Executive shall constitute a waiver by the Company, the Holding Company or the Executive, as applicable, of any right or remedy under this Agreement, and no waiver by the Company or the Executive of any right or remedy under this Agreement shall be effective unless made in writing.

7.            Partial Invalidity and Severability. Whenever possible, this Agreement and each provision, paragraph, subparagraph and any other portion hereof shall be interpreted in such manner as to be legally effective, valid and enforceable, but if this Agreement or any provision, paragraph, subparagraph or any other portion hereof is adjudged by a court of competent jurisdiction to be void or unenforceable, in whole or in part, for any reason whatsoever, any such provision, paragraph, subparagraph or any other portion of this Agreement adjudged to be unenforceable shall be severed, but only to the extent necessary to make enforceable the otherwise unenforceable Agreement, provision, paragraph, subparagraph, or any other portion of this Agreement.

8.            Notices. Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid with return receipt requested, or (iii) sent by a nationally recognized overnight courier service, to the recipient at the address below indicated:

if to the Holding Company
or to the Company:	The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of the Compensation Committee
of the Board of Directors

if to the Executive:	Phillip M. McCann
4818 Austin Road
Elbridge, NY 13060

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (a) on the date such notice is personally delivered, (b) three (3) days after the date of mailing if sent by certified or registered mail, or (c) the next succeeding business day after the date such notice is delivered to the overnight courier service if sent by overnight courier.

9.            Consent to Jurisdiction.

A.     Executive hereby irrevocably submits to the nonexclusive jurisdiction of any United States federal or New York state court sitting in Wayne County, New York, in any action or proceeding arising out of or relating to this Agreement. Executive hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection he may now or hereafter have as to personal jurisdiction, the venue of any such action or proceeding brought in such a court or the fact that such court is an inconvenient forum.

B.      Executive irrevocably and unconditionally consents to the service of process in any such action or proceeding in any of the aforesaid courts by the mailing of copies of such process to it, by certified mail, return receipt requested at its address listed in paragraph 8 of this Agreement.

10.           Entire Agreement. There are no oral agreements in connection with this Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes any prior agreements or understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof, specifically including, but not limited to the Employment Agreement. This Agreement may not be terminated, modified or amended orally or by any course of conduct or usage of trade but only by an agreement in writing duly executed by the parties hereto.

11.           Amendments. Any provision of this Agreement may be amended if and only if such amendment is in writing and signed by all parties hereto.

12.           Governing Law. This Agreement shall be construed in accordance with and governed by the internal domestic laws of the State of New York without regard to principles of conflicts of laws.

13.           Non-Assignability. This Agreement is personal to the Executive and may not be assigned by him.

14.           Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns.

15.            Waiver Of Jury Trial. The Executive, the holding company And The Company Hereby Waive Trial By Jury In Any Action Or Proceeding Involving, Directly Or Indirectly, Any Matter (Whether Sounding In Tort, Contract Or Otherwise), In Any way Arising Out Of, Related To, Or Connected With This Agreement.

16.           Paragraph Headings. Headings and subheadings herein are for convenience of reference only and are not of substantive effect.

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In Witness Whereof, The Company and the Executive have executed this Agreement as of the date first above written, as conclusive evidence of their acceptance of the terms and conditions of this Agreement.

COMPANY:	THE LYONS NATIONAL BANK

	By:	/s/ James E. Santelli
	Name:	James E. Santelli
	Title:	Chair, Compensation Committee

HOLDING COMPANY:	LYONS BANCORP, INC.

	By:	James E. Santelli
	Name:	James E. Santelli
	Title:	Chair, Compensation Committee

EXECUTIVE:	/s/ Phillip M. Mccann

SCHEDULE TO EXHIBIT 6.32

FORM OF SEVERANCE AGREEMENT

BY AND AMONG THE LYONS NATIONAL BANK, LYONS BANCORP, INC.

AND EXECUTIVE OFFICERS

The Form of Severance Agreement filed as Exhibit 6.32 is substantially identical in all material respects to the Severance Agreements entered into by the Lyons National Bank, Lyons Bancorp, Inc. and the following executive officers:

Clair J. Britt, Jr.

Stephen V. DeRaddo

Diana R. Johnson

Thomas L. Kime

Phillip M. McCann

Robert A. Schick